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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For                       THE MONTH OF SEPTEMBER                           2000
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)


           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                              Form 40-F   X
         -----                                                   -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                        No   X
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                                                                    Page 1 of 9
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                                PRESS RELEASES OF
                               QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                             FILED IN THIS FORM 6-K


a)    Dated September 7, 2000 (#22/00)
b)    Dated September 13, 2000 (#23/00)
c)    Dated September 22, 2000 (#24/00)


                                                                    Page 2 of 9
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                                                              SEPTEMBER 7, 2000

FOR IMMEDIATE RELEASE                                               Page 1 of 2

                   QUEBECOR WORLD INC. AND EDITORA ABRIL S. A.
                    SIGN LONG-TERM MAGAZINE PRINTING CONTRACT

         US $170 MILLION CONTRACT SUPPORTS NEW PLANT NEAR RECIFE, BRAZIL

MONTREAL AND SAO PAULO -- Quebecor World Inc. announced today a major new development in its expanding Latin American printing platform. Quebecor World has signed a 10-year agreement with Editora Abril S.A. to print 83 million magazines per year. The contract covers 18 titles including VEJA, the world's fourth largest news magazine. Because they will be printed and distributed in northeastern Brazil the magazines will be delivered faster to subscribers and newsstands. The projected value of the contract over ten years exceeds US$ 170 million, excluding paper.

"We've been examining regional production alternatives for some time," stated Abril Chairman and CEO Roberto Civita. "We have chosen Quebecor World as our partner because of their broad experience as the world's leading printer and because of their demonstrated willingness to invest to support our growing volumes."

"This contract reinforces our position in South America and increases our value added by 20%," said Quebecor World President and CEO Charles G. Cavell. "Abril can grow and improve its service to its readers, while the security of the long-term contract permits Quebecor World to invest in the Brazilian marketplace."

Quebecor World Inc is already one of the largest commercial printers in Latin America with facilities in Mexico, Columbia, Argentina, Peru and Chile.

To produce these volumes, Quebecor World will construct a new printing facility in an industrial park near Recife, Brazil's fourth largest city. Approximately 200 people will be employed in a leased plant of 173,000-sq ft. (15,570-sq mt.). Magazine pages will be transmitted via satellite from Sao Paulo to Recife and then output on state of the art Computer to Plate equipment. Total planned investments of over US$ 16.5 million will include three modern heatset offset presses, four stitchers with selectivity and ink jet personalization, and other finishing and packaging equipment. The development authorities of the State of Pernambuco were instrumental in designing a series of incentives that resulted in the final site selection. The plant will be operational by the beginning of 2001.

Editora Abril is South America's leading publisher of consumer magazines with over 240 titles distributed weekly, bi-monthly, monthly and in less frequent publication schedules. Eight of the ten largest circulation publications in Brazil are Abril magazines and they have 67% of the audited magazine market share. Their flagship product is the world's fourth largest weekly newsmagazine VEJA, which has a total circulation of 1,300,000 copies throughout Brazil. Other holdings include UOL, Brazil's largest paid access internet provider; Abril Musicclub; and MTV Brazil. Abril's annual revenues exceed Brazilian Reals 1.8 billion: US$ 1 billion.


                                                                    Page 3 of 9
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FOR IMMEDIATE RELEASE                                               Page 2 of 2

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION:

Guy Trahan
President
Quebecor World Latin America
Buenos Aires, Argentina
011-54-11-4311-6204

Jeremy Roberts
Director, Corporate Finance and Investor Relations
Quebecor World Inc.
Montreal, Canada
(514) 877-5118

Tony Ross
Director, Corporate Communications
Quebecor World Inc.
Montreal, Canada
(514) 877-5317


                                                                    Page 4 of 9
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SEPTEMBER 13, 2000                                                        23/00

FOR IMMEDIATE RELEASE                                               Page 1 of 2

QUEBECOR WORLD INC. ANNOUNCES THE PRIVATE PLACEMENT OF US$121 MILLION SENIOR
NOTES

MONTREAL - Quebecor World Inc. today announced the successful placement of Senior Notes, in the amount US$121 million by its wholly-owned subsidiary, Quebecor World Capital Corporation. The notes are guaranteed by Quebecor World Inc. and its wholly-owned subsidiary, Quebecor Printing (USA) Holdings.

This issue follows an earlier placement in July, 2000, of US$250 million. During that placement a number of investors expressed an interest in investing in Senior Notes of the Company with a longer term to maturity.

US$91 million of notes in this placement mature on September 15, 2015 and bear interest at a rate of 8.54%. The remaining US$30 million of notes mature on September 15, 2020 and bear interest at a rate of 8.69%. Total proceeds from the Senior Notes have been used to repay bank indebtedness incurred during 1999 to fund the acquisition of World Color Press, Inc.

Management of Quebecor World is focusing its efforts on maximizing free cash flow from operations in order to pay down bank borrowings incurred as a result of the acquisition of World Color.

"We will have raised more than US$370 million during the third quarter, enabling the Corporation to diversify its funding sources and extend terms," said Christian Paupe, Executive Vice-President of Quebecor World.

"Significant free cash flow since August, 1999, combined with refinancing initiatives has enabled us to reduce acquisition bank debt to approximately US$300 million compared with more than US$925 at the time of the acquisition," Mr. Paupe added. "We are more than a full year ahead of our objective to refinance and repay acquisition bank debt."

The placement agents for Quebecor World in connection with the private placement of the notes were Salomon Smith Barney Inc., Banc of America Securities, LLC.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -


                                                                    Page 5 of 9
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FOR IMMEDIATE RELEASE                                               Page 2 of 2

FOR FURTHER INFORMATION:

Jeremy Roberts                                     Denis Aubin
Dir. Corporate Finance and Investor Relations      Vice-president and Treasurer
Quebecor World Inc.                                Quebecor World Inc.
(514-877-5118                                      011-41-26-347-4777
(800) 567-7070


                                                                    Page 6 of 9
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SEPTEMBER 22, 2000                                                        24/00

FOR IMMEDIATE RELEASE                                               Page 1 of 2

        QUEBECOR WORLD INC. NAMES NEW CHIEF OPERATING OFFICER FOR EUROPE

MONTREAL -- In keeping with its commitment to remain the number one commercial printer in Europe, Quebecor World Inc. today announced Vincent Bastien is joining the Company as Chief Operating Officer Europe.

Mr. Bastien has extensive experience in high level marketing as the former Director General of Louis Vuitton Malletier, d'Yves Saint-Laurent Parfums and Lancel. He also held several senior sales and manufacturing positions at Saint-Gobain, one of Europe's largest glass manufacturers.

As an interim step, that will allow him to transition into his new role and to improve the company's position in it's largest European market, Mr. Bastien will operate as President Director General, France.

During this time John Dickin, currently managing director U.K., will oversee the rest of Europe in the newly created position of Executive Vice President for operations in Spain, Norden, U.K. and Austria. This temporary split of European operations will allow the Company to focus on the development and changes that are required to maintain and re-inforce its market leadership position in Europe. Mr. Bastien and Mr. Dickin will report to John Bertuccini, President Director General and CEO, Europe.

"The most important aspects of this business are the customer and providing a manufacturing base that can respond to the customers needs," said Charles G. Cavell , President and CEO, Quebecor World. "Mr. Bastien and Mr. Dickin are well schooled in both those areas. These appointments coupled with our previously announced restructuring activities should soon stimulate greater growth and lead margins higher in the near term."

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -


                                                                    Page 7 of 9
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FOR IMMEDIATE RELEASE                                               Page 2 of 2

FOR FURTHER INFORMATION:

John Bertuccini
President Director General and
Chief Executive Officer
Quebecor World Europe
011 33 1 55 62 11 11

Jeremy P. Roberts
Director, Corporate Finance and Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR WORLD INC.


                                    By:     (Signed) Claudine Tremblay
                                            --------------------------
                                    Name:   Claudine Tremblay
                                    Title:  Assistant Secretary

Date: October 13, 2000


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